FEDERATED MDT SERIES
                           Federated Investors Funds
                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                               September 19, 2006

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED MDT SERIES (the "Trust" or "Registrant")
            Federated MDT All Cap Core Fund
            Federated MDT Tax Aware/All Cap Core Fund
            Federated MDT Large Cap Growth Fund
            Federated MDT Mid Cap Growth Fund
            Federated MDT Balanced Fund
            Federated MDT Small Cap Core Fund
            Federated MDT Small Cap Growth Fund
            Federated MDT Small Cap Value Fund   (collectively, the "Funds")
           1933 Act File No. 333-136564
           1940 Act File No. 811-21904

Dear Sir or Madam:

      The letter you referenced from Barry Miller dated October 2, 1998, states that:

      "If a fund's fees in the fee table are subject to a contractual limitation that requires reimbursement or waiver of expenses, a fund may add two lines to the fee table: one line showing the amount of the reimbursement or waiver, and a second line showing the fund's net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses."

      The Funds are subject to a contractual limitation which requires reimbursement or waiver of expenses to the extent necessary to keep the Fund's total operating expenses from exceeding a specified amount as specified in the fee tables (the "Expense Cap"). See enclosed Exhibit 1.

      The import of the footnote language in question is to make clear that one or more other subsidiaries of Federated Investors, Inc., in addition to Federated MDTA LLC (the "Adviser"), could contribute toward meeting the Expense Cap.

      Please contact me at 412-288-2292 with any questions regarding this filing.

                                                 Respectfully,

                                                 /s/ M. Cole Dolinger
                                                 M. Cole Dolinger
                                                 Senior Paralegal
Enclosures
                                                                       Exhibit 1
                          INVESTMENT ADVISORY CONTRACT
                                LETTER AGREEMENT

                                    MDTA LLC
                            125 Cambridge Park Drive
                              Cambridge, MA  02140

                                 July 14, 2006




MDT Funds
125 Cambridge Park Drive
Cambridge, MA  02140

Federated MDT Series
5800 Corporate Drive
Pittsburgh, PA 15237

Federated Income Securities Trust
5800 Corporate Drive
Pittsburgh, PA 18237

Ladies and Gentlemen:

      In connection with the proposed reorganization ("Proposed Reorganization") of each portfolio (each, an "MDT Fund") of MDT Funds with and into a corresponding portfolio of a mutual fund within the Federated family of mutual funds (each a "Federated Fund"), MDTA LLC ("Advisor") hereby agrees to contractually waive all or a portion of its investment advisory fee (based on average daily net assets) which it is otherwise entitled to receive from each Federated Fund, and/or reimburse operating expenses (excluding interest, taxes and brokerage commissions) ("Operating Expenses") of each Federated Fund, in order to limit each Federated Fund's Operating Expenses to not more than the annual percentage of the Federated Fund's average daily net assets stated below, for the two-year period commencing on the date that the Proposed Reorganization of each MDT Fund with and into the corresponding Federated Fund is consummated.

                         Maximum Operating Expenses
 Fund                   Class A Class C Institutional
 All Cap Core Fund       1.50%   2.25%      1.25%
 Tax Aware/All Cap Fund  2.05%   2.80%      1.80%
 Large Cap Growth Fund   2.05%   2.80%      1.80%
 Mid Cap Growth Fund     2.05%   2.80%      1.80%
 Small Cap Core Fund     2.05%   2.80%      1.80%
 Small Cap Growth Fund   2.05%   2.80%      1.80%
 Small Cap Value Fund    2.05%   2.80%      1.80%
 Balanced Fund           1.50%   2.25%      1.25%
 Short-Term Bond Fund    1.20%    N/A       0.95%

      If the foregoing correctly sets forth the agreement between MDT Funds and the Advisor, please so indicate by signing and returning to the Advisor the enclosed copy hereof. This may be executed in counterparts.





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                                     Very truly yours,

                                     MDTA LLC

                                     By:  /s/ Gordon J. Cerisino
                                     Name:  Gordon J. Cerisino
                                     Title:  Chief Executive Officer

ACCEPTED:
MDT FUNDS
On behalf of each of its portfolios

By:  /s/ John C. Duane
Name:  John C. Duane
Title:  Treasurer


FEDERATED MDT SERIES
On behalf of its portfolios that are Federated Funds

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President


FEDERATED INCOME SECURITIES TRUST,
On behalf of the Federated Short-Term Income Fund

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President